

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Horacio D. Rozanski
President and Chief Executive Officer
Booz Allen Hamilton Holding Corp
8283 Greensboro Drive
McLean, Virginia 22102

> **Re: Booz Allen Hamilton Holding Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2020**
> **File No. 001-34972**

Dear Mr. Rozanski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew E. Kaplan